Exhibit 99.1

Cannabis Remains a Staple at This Year’s Holiday Table

A new survey from Ayr shows that 70% of respondents purchasing cannabis for the holidays are buying enough to share with friends and family

MIAMI, November 8, 2022 — This year it seems cannabis remains essential for Thanksgiving and holiday celebrations even as purse strings tighten among rising inflation rates.

Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), and Suzy, a global market research platform, conducted a survey of U.S. cannabis consumers for Thanksgiving that indicated 24% of respondents will spend $100 or more on cannabis; 34% are likely to serve THC-infused food; and 65% will choose cannabis over alcohol for their “Danksgiving” celebrations.

The nationally representative study, conducted in October 2022, surveyed more than 1,600 Americans on their cannabis consumption habits, beliefs and purchasing patterns tied to the holidays and Thanksgiving. Findings suggest that cannabis is no longer a mere “little luxury,” but rather a consumer staple Americans are willing to regularly spend on.

While Americans are feeling the stress of a tighter holiday budget due to rising inflation, cannabis spending is on the rise. Of respondents who said they’re purchasing cannabis, two out of three said they will purchase the same amount as usual during the holidays, and 24% say they will spend more on cannabis this year. On average, cannabis consumers anticipate spending $112 during the holidays overall.

Cannabis Shopping and Thanksgiving:

●	90% of cannabis consumers plan to purchase the same amount of cannabis or more than they usually do for this holiday season.
●	70% of those stocking up are purchasing cannabis to ensure they have enough to share with friends, family and chosen family.
●	24% of cannabis consumers say they will spend $100 or more for Thanksgiving.
●	34% of cannabis consumers are likely to serve infused food on Thanksgiving.
●	Of people who consume cannabis on Thanksgiving, 65% said it will replace alcohol.
●	54% say they will consume cannabis with friends on Thanksgiving.
●	24% say they are consuming cannabis on Thanksgiving to deal with family drama.

It’s no wonder that Green Wednesday, the day before Thanksgiving, has become the single highest-grossing cannabis sales day of each year, even over the cannabis holiday 4/20 as consumers and patients line up to stock up on cannabis for the long weekend ahead. When surveyed about their shopping plans, respondents indicated they will indeed take advantage of Green Wednesday promotions this year:

●	55% of consumers plan to purchase or consume cannabis on Green Wednesday.
●	32% of those that are purchasing on Green Wednesday are spending $100 dollars or more.
●	40% of those buying on Green Wednesday are purchasing for themselves and gifting.
●	55% of those purchasing on Green Wednesday are buying flower.

“Cannabis is increasingly becoming an integral part of Americans’ holiday celebrations, with the average consumer anticipating they’ll spend $100 or more on products to enjoy, gift or share with others,” said Jonathan Sandelman, Founder and CEO of Ayr. “As stigmas continue to break down, we look forward to the day when cannabis will be as synonymous as pumpkin pie for Thanksgiving.”

For more information about Ayr Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

About Suzy

Founded in 2018, Suzy is a connected research cloud that integrates quantitative analysis, qualitative analysis, and high quality audiences into a single connected research cloud. Suzy enables teams to conduct iterative, efficient research with agency-quality rigor at a fraction of the cost of traditional market research. Suzy has been recognized on Forbes’ list of America’s Best Startup Employers in 2022, Inc. Magazine’s list of Best Workplaces of 2022, and as a GRIT Top 50 Most Innovative Supplier in Market Research. Suzy has raised over $100 million in venture capital funding from investors that include Bertelsmann Digital Media Investments, Foundry Group, H.I.G. Capital, North Atlantic Capital, Tribeca Venture Partners, Triangle Peak Partners, and Kevin Durant’s 35 Ventures. Learn more at www.suzy.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com

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